Filed by PXRE Group Ltd.
pursuant to Rule 425
under the Securities Act of 1933

Subject Company: Argonaut Group, Inc.
Commission File No. 333-142568

Contact:
PXRE Group Ltd.	Investors:
Robert P. Myron	Sard Verbinnen & Co
Chief Financial Officer	Jamie Tully/Lesley Bogdanow
441-296-5858	212-687-8080
bob.myron@pxre.com	jtully@sardverb.com

PXRE Group Ltd.
PXRE House
110 Pitts Bay Road, Pembroke HM 08
Bermuda
441 296 5858
441 296 6162 FAX
N E W S    R E L E A S E

PXRE SHAREHOLDERS APPROVE PROPOSALS IN CONNECTION WITH
MERGER AGREEMENT WITH ARGONAUT AT SPECIAL MEETING OF
SHAREHOLDERS
HAMILTON, Bermuda — July 25, 2007 — PXRE Group Ltd. (NYSE: PXT) (“PXRE”) announced that at a special meeting held today, shareholders voted to approve the issuance of common shares of PXRE and the other items that shareholders had been asked to vote on as contemplated by the previously announced Agreement and Plan of Merger by and among PXRE, PXMS Inc. and Argonaut Group, Inc. dated as of March 14, 2007, as amended and restated as of June 8, 2007. Subject to the satisfaction or waiver of the remaining conditions set forth in the merger agreement, PXRE and Argonaut Group, Inc. expect to complete the proposed merger in early August 2007.
The combined entity will do business as Argo Group International Holdings, Ltd. (“Argo Group”). Argo Group will become the Bermuda holding company for PXRE’s existing insurance and other subsidiaries, including its newly formed Bermuda reinsurer Peleus Reinsurance Ltd., and Argonaut Group’s existing operations. Argo Group will trade on the NASDAQ Global Select Market under Argonaut Group, Inc.’s existing ticker symbol AGII.

About PXRE Group Ltd.
PXRE — with operations in Bermuda, Europe and the United States — provides reinsurance products and services to a worldwide marketplace. PXRE’s primary focus is providing property catastrophe reinsurance and retrocessional coverage. PXRE also provides marine, aviation and aerospace products and services. PXRE’s common shares trade on the New York Stock Exchange under the symbol “PXT.” To request other printed investor material from PXRE or additional copies of this news release, please contact Jamie Tully or Lesley Bogdanow at Sard Verbinnen & Co, (212) 687-8080 or visit www.PXRE.com.
Where to Find Additional Information about the Proposed Merger Transaction
In connection with the proposed merger transaction between PXRE and Argonaut Group, Inc., PXRE has filed with the SEC a registration statement on Form S-4 which contains a joint proxy statement/prospectus. PXRE and Argonaut Group, Inc. mailed the joint proxy statement/prospectus on or about June 20, 2007 to their respective shareholders of record on June 4, 2007. Investors and shareholders of PXRE and Argonaut Group, Inc., are urged to read the definitive joint proxy statement/prospectus (including any amendments or supplements thereto) and any other relevant materials regarding the proposed merger transactions because they contain important information about PXRE, Argonaut Group, Inc., and the contemplated merger transaction. The definitive joint proxy statement/prospectus and other relevant materials, and any other documents filed by PXRE with the SEC, may be obtained free of charge at the SEC’s web site at http://www.sec.gov. In addition, investors and shareholders may obtain free copies of the documents filed with the SEC by PXRE by directing a written request to PXRE Group Ltd., Attention: Robert P. Myron, Chief Financial Officer, PXRE House, 110 Pitts Bay Road, Pembroke, HM 08 Bermuda or by calling 441-296-5858. Investors and shareholders are urged to read the definitive joint proxy statement/prospectus and any other relevant materials before making any investment decisions with respect to the proposed merger transaction. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Participants in the Solicitation
PXRE and its directors and executive officers and Argonaut Group, Inc., and its directors and executive officers may be deemed to have participated in the solicitation of proxies from the shareholders of PXRE and Argonaut Group, Inc. in connection with the proposed merger transaction. Information regarding the special interests of these directors and executive officers in the proposed merger transaction is included in the joint proxy statement/prospectus referred to above.
Forward Looking Statements
This press release contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such statements. Such risks and uncertainties include: PXRE’s inability to satisfy the conditions to closing the merger and other risk factors as set forth from time to time in PXRE’s filings with the SEC. The inclusion of a forward-looking statement herein should not be regarded as a representation by PXRE that PXRE’s objectives will be achieved. PXRE undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.
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